Exhibit 99.118

/C O R R E C T I O N from Source — DHX Media Ltd./

In the news release, DHX Media to acquire Nerd Corps, issued 02-Dec-2014 by DHX Media Ltd. over CNW, we are advised by the company that, in paragraph one, the stated number of DHX shares that would be issued should be "2,693,748" rather than "2,963,748" as originally issued inadvertently. The complete, corrected release follows:

DHX Media to acquire Nerd Corps

Accretive deal adds library, including Disney XD's Slugterra, and increases content output

HALIFAX, Dec. 2, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has entered into a definitive agreement to acquire Nerd Corps Entertainment Inc. and its subsidiaries ("Nerd Corps"). The purchase price will be up to $57 million, inclusive of excess cash in Nerd Corps at closing, to be determined as a post-closing adjustment. The price is payable as to up to $32.7 million from cash and the remainder through the issuance of 2,693,748 DHX shares. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015. Nerd Corps recorded unaudited fiscal 2013 revenues of approximately $20.0 million, and adjusted EBITDA of approximately $10.6 million. Completion of the transaction is subject to a number of conditions including the receipt of bank and Toronto Stock Exchange consent, and is anticipated to close by December 24, 2014.

The acquisition increases DHX's operating leverage, adding Nerd Corps' animation studio in Vancouver, BC, which features five lines of production, as well as Nerd Corps' interactive apps, gaming expertise, and licensing opportunities with Nerd Corps' brands. The transaction brings more than 200 half hours of proprietary children's content to DHX's library, including the hit comedy adventure series, Slugterra, which has been broadcast in more than 150 countries and is one of the most popular titles on Disney XD in both Canada and the US.

Dana Landry, Chief Executive Officer of DHX Media, stated: "Nerd Corps' highly creative approach and vision has set them apart as one of the most innovative animation production companies in the industry. The popularity of their shows has translated into strong year-over-year growth in both revenue and EBITDA. This acquisition not only brings us Nerd Corps' library, but also the talent behind it, strengthening our ability to offer brands targeted at key audiences, especially boys 6-14."

Nerd Corps co-founder Asaph "Ace" Fipke will be joining the DHX Content team in the role of Chief Content Officer, Kids & Family, reporting to DHX President and Chief Operating Officer, Steven DeNure; and Nerd Corps President, Ken Faier, will come on board at DHX Content as Senior VP and General Manager, Kids & Family.

Additional information on Nerd Corps Entertainment

Founded in 2002, Nerd Corps has grown from a small operation in downtown Vancouver, BC, to a team of approximately 400 artists, storytellers and management professionals. The company is noted for its highly creative vision that generates entertainment experiences for children that reach across platforms, from television to mobile, online, toys and more. Nerd Corps' Vancouver animation studio produces and distributes a diverse slate of award-winning original properties, including Endangered Species, Kate & Mim-Mim, League of Super Evil, Rated A for Awesome, Slugterra, and Storm Hawks.Nerd Corps has also produced award-winning animation as a third-party service provider for some of the top children's brands globally.

More information about Nerd Corps is available at www.nerdcorps.com.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX and the proposed acquisition of Nerd Corps including statements regarding the expected benefits of the acquisition, the expected accretive nature of the acquisition and the transaction closing date. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to the satisfaction of the conditions to closing the acquisition, risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

Image with caption: "Halifax's DHX Media (TSX: DHX.A, DHX.B) today announced an agreement to acquire Vancouver-based Nerd Corps, creator of the comedy adventure series SLUGTERRA and other animated children's shows, for approximately $57-million CAD. (CNW Group/DHX Media Ltd.)". Image available at: http://photos.newswire.ca/images/download/20141202_C7290_PHOTO_EN_8848.jpg

Image with caption: "Halifax's DHX Media (TSX: DHX.A, DHX.B) today announced an agreement to acquire Vancouver-based Nerd Corps, creator of the adventure series STORM HAWKS and other animated children's shows, for approximately $57-million CAD. (CNW Group/DHX Media Ltd.)". Image available at: http://photos.newswire.ca/images/download/20141202_C7290_PHOTO_EN_8849.jpg

Image with caption: "Halifax's DHX Media (TSX: DHX.A, DHX.B) today announced an agreement to acquire Vancouver-based Nerd Corps, creator of the comedy adventure series ENDANGERED SPECIES and other animated children's shows, for approximately $57-million CAD. (CNW Group/DHX Media Ltd.)". Image available at: http://photos.newswire.ca/images/download/20141202_C7290_PHOTO_EN_8850.jpg

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 16:46e 02-DEC-14